4: EXHIBIT 12

EXHIBIT 12

SEARS DC CORP.
Calculation of Ratio of Earnings to Fixed Charges

Thousands, except ratios
	2003	2002	2001

Income before income taxes	$50	$27	$82
Fixed Charges	10,062	5,457	16,316

(i) Earnings available for Fixed Charges	10,112	5,484	16,398

(ii) Fixed Charges	10,062	5,457	16,316

Ratio of Earnings to Fixed Charges (i/ii)	1.005	1.005	1.005

E-2